BRIGHTCUBE, INC.
525 Inner Circle
The Villages, FL 32162

December 8, 2011

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Maryse Mills-Apenteng, Staff Attorney

RE: Brightcube Inc.
File No. 000-26693

Amendment No. 1 to Registration Statement on Form 10~~-~~

Filed October 26, 2011

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated November 10, 2011, with respect to the above-referenced Exchange Act filing of Brightcube, Inc. (the “Company”).

Risk Factors

Administrative Proceeding Against the Company....

Comment 1. We note your added risk factor in response to prior comment 5 and reissue our comment in part. Please disclose any liabilities you may have as a result of the company’s failure to comply with Section 13(a) of the Exchange Act or tell us your basis for omitting such disclosure. In addition, please revise the risk factor subheading so that it describes in every day words what the risk is to the investor relating to your failure to comply in the past with the reporting provisions of the Exchange Act.

Response 1. We have revised our risk factors as follows:

OUR PAST FAILURE TO COMPLY WITH REPORTING OBLIGATIONS UNDER SECTION 13(a) OF THE EXCHANGE ACT MAY HAVE HAD A MATERIAL ADVERSE AFFECT ON OUR STOCKHOLDERS BY NEGATIVELY IMPACTING OUR STOCK PRICE AND THE LIQUIDITY IN OUR TRADING MARKET, WHICH MAY HAVE CAUSED LOSS TO OUR STOCKHOLDERS AND POTENTIAL LIABILITY OF THE COMPANY.
As of March 24, 2010, the Company was not in compliance with Section 13(a) of the Exchange Act because the Company had failed to file certain interim quarterly or annual reports since the quarterly report for the period ended June 30, 2002. As a result, the Securities and Exchange Commission initiated an administrative proceeding against the Company pursuant to Section 12(j) of the Exchange Act, Order Instituting Proceedings (OIP) (File No. 3-13834). During the administrative proceeding, we were unable to become compliant in our Section 13(a) reporting and disclosure obligations under the Exchange Act. The Company subsequently submitted an Offer of Settlement pursuant to Rule 240(a) of the Rules of practice of the Commission, 17 C.F.R. Section 201.240(a). On June 7, 2010 the Commission accepted the Offer of Settlement and entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act.

At the time our registration was revoked by the Commission, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodical and other reports with the SEC in accordance with the SEC’s rules and regulations and there can be no assurance that we will comply with Section 13(a) of the Exchange Act in the future. Our past failure to comply with Section 13(a) of the Exchange Act may have a material adverse affect on our stockholders by negatively impacting our stock price and the liquidity in the trading market for our shares, resulting in loss being incurred by our stockholders and potential liability by the Company. In the event that the Company fails again to comply with its reporting obligations under the Exchange Act, the Commission may revoke our registration and/or suspend trading in our shares of common stock.

Additional Financing Requirements Associated with Reporting Obligations Under the Exchange Act

Comment 2. Please reconcile your response to prior comment 8 with your disclosure in this risk factor. Your risk factor does not disclose that you do not have an oral agreement with Mr. Manion. Also, clarify the disclosure in the risk factor immediately following regarding the existence of an oral agreement.

Response 2. We have revised the two risk factors as follows:

UPON EFFECTIVENESS OF THIS REGISTRATION STATEMENT WE WILL BE SUBJECT TO REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT, WHICH MAY DELAY OR PRECLUDE CERTAIN ACQUISITIONS
Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is required to provide certain information about significant acquisitions and other material events.  The Company will continue to be required to file quarterly reports on Form 10-Q and annual reports on Form 10-K, which annual report must contain our audited financial statements. As a reporting company under the Exchange Act, following any business combination, the Company will be required to file a report on Form 8-K or other form appropriate under the Exchange Act, which contains audited financial statements of the acquired entity.  These audited financial statements must be filed with the SEC within 4 days following the filing of Form 8-K disclosing the transaction.  While obtaining audited financial statements is typically the economic responsibility of the acquired company, it is possible that a potential target company may be a non-reporting company with unaudited financial statements. The additional time and costs that may be incurred by some potential target companies to prepare such audited financial statements may significantly delay or may even preclude consummation of an otherwise desirable transaction.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition because the Company is subject to the reporting requirements of the Exchange Act. While we are dependent upon interim funding provided by Mr. Manion to pay professional fees and accounting fees and related expenses, we have no written or oral agreement with Mr. Manion to provide any continued funding. We anticipate that Mr. Manion continues to fund the costs of business as a non-operating company until such time as the Company enters into a business combination.

ADDITIONAL FINANCING REQUIREMENTS ASSOCIATED WITH REPORTING OBLIGATIONS UNDER THE EXCHANGE ACT
We have no revenues and are dependent upon the willingness of management to fund the costs associated with the reporting obligations under the Exchange Act, and other administrative costs associated with our corporate existence. We may not generate any revenues unless and until the commencement of new business operations. We believe that we will have sufficient funds available to pay accounting and professional fees and other expenses to fulfill our reporting obligations under the Exchange Act until we commence business operations. In the event that our available funds, from Mr. Manion and/or affiliates, prove to be insufficient, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to pay the accounting and other fees in order to continue to fulfill our reporting obligations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement would be available on terms acceptable and in our best interests. While we are dependent upon interim funding provided by Mr. Manion to pay professional fees and accounting fees and related expenses, we have neither a written nor oral agreement with Mr. Manion to provide any continued funding. Notwithstanding the foregoing, we anticipate that Mr. Manion will continue to fund the costs associated with being a non-operating company until such time as the Company enters into a business combination.

We expect to continue incurring negative cash flow during the next twelve months. We have spent, and expect to continue to spend, amounts in connection with becoming and staying a reporting company. Our ongoing expenses during the next twelve month period consist mainly of legal and accounting expenses related to meeting our reporting obligations and are expected to be approximately $15,000. At present, we have cash resources of $1,000 and, therefore, must rely upon Mr. Manion for fund our negative cash flow.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Comment 3. Your response to prior comment 12 notwithstanding, we reissue our prior comment. Please revise your table, which continues to include a reference to footnote (1) in the middle column even though you have not provided any footnoted disclosure.

Response 3. We have deleted the reference to footnote (1) in the middle column.

Item 7. Certain Relationships and Related Party Transactions and Director Independence

Comment 4. We note your added disclosure in response to prior comment 14. Please clarify the nature of the restricted shares issuance. For example, consider describing the specific services provided by Mr. Manion, the duration of those services and how you determined the number of shares issued.

Response 4. We have expended disclosure as follows:

During the two most recent fiscal years and to date, the Company and Mr. Manion engaged in related party transactions as follows: (i) Mr. Manion has advanced on behalf of the  Company $1,254 related to corporate filing fees in Nevada, registered agent fees and transfer agent fees, which advanced were made on a non-interest bearing basis; (ii) Mr. Manion has also paid professional legal and accounting fees on behalf of the Company; and (iii) the Company issued to Mr. Manion 100,000,000 restricted shares for services valued at $100,000 including serving as the Company's sole officer and director, implementing the terms of the court-ordered custodianship which included services to (a) settle affairs, collect outstanding debts, sell and convey property, real and personal, (b) demand, sue for, collect, receive and take into his or their possession all the goods and chattels, rights and credits, moneys and effects, lands and tenements, books, papers, choses in action, bills, notes and property, of every description of the corporation, (c) institute suits at law or in equity for the recovery of any estate, property, damages or demands existing in favor of the corporation, and (d) exercise the rights and authority of a Board of Directors and Officers in accordance with state law, the Company's articles and bylaws. The valuation of $100,000 attributed to the 100,000,000 restricted shares, which was accounted for as a reduction in paid-in capital, took into consideration, among other things, the extent of services provided by Mr. Manion during the past six years, since becoming sole officer and director in December 2005, the restricted nature of the shares, which were issued by the Company,  a "shell" company, that cannot be resold without registration under the Act, and the lack of a liquid trading market in the shares.

Item 13. Financial Statements and Supplementary Data

Comment 5. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response 5. We have updated our financial statements to include the three and nine-month period ended September 30, 2011.

Response to other comment:

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Michael F. Manion

CEO, CFO and Chairman
Brightcube, Inc.